Exhibit 99.1

Central Fund Announces Appointment of Glenn Fox as Lead Director and
Chair of the Corporate Governance Committee of the Board of Directors

(August 7, 2015) – Central Fund of Canada Limited ("Central Fund") (Symbols: NYSE MKT - CEF, TSX - CEF.A and CEF.U) today announced that Glenn Fox has been appointed as Lead Director and Chair of the Corporate Governance Committee of the Board of Directors of Central Fund. Mr. Fox is an economist and has been a member of the faculty and researcher at the University of Guelph since 1985 and was named a senior research fellow of the Fraser Institute in 2013. He began serving as a director of Central Fund in February, 2015.

Mr. Fox has agreed to assume these roles at a critical time when Central Fund and its directors are facing litigation by a subsidiary of Sprott Asset Management LP ("Sprott") seeking certain relief under the Business Corporations Act (Alberta), including on grounds of oppression. Mr. Fox stated, "I am honoured to play an increased role with Central Fund at this important time in its history.”

Mr. Fox replaces Mr. Ian McAvity who stepped down as Lead Director of Central Fund and Chair of the Corporate Governance Committee of the Board of Directors of Central Fund. Mr. McAvity will continue to serve as a member of the Board of Directors of Central Fund.

Mr. McAvity stated, "It is unfortunate that Sprott has resorted to making disparaging attacks against me personally. I am stepping aside from these roles so that these desperate personal attacks by Sprott do not become a sideshow and distraction to Central Fund. I look forward to continuing to support Central Fund and its shareholders in my role as a director of Central Fund."

Bruce Heagle, Chair of the Special Committee of Independent Directors of Central Fund, added: “Sprott's hypocritical attacks on Mr. McAvity are clearly an attempt to distract Central Fund and its shareholders from the real issues at hand. We trust that our shareholders will see Sprott's actions for what they really are: a transparent and opportunistic attempt by Sprott to eliminate a competitor and generate additional management fees to replace fees lost as a result of significant redemptions by Sprott fund investors in recent years. While Mr. McAvity has served the Board and shareholders well over the years, I understand his decision to step back from his committee roles and look forward to his continuing service to shareholders in his role as a director of Central Fund. We look forward to continuing dialogue with our shareholders.”

About Central Fund

Central Fund of Canada Limited (est.1961) is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At August 6, 2015, the Class A shares of Central Fund were backed 99.7% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars). For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878